EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2017	2016	2015	2014	2013
(millions)
(Loss) Income From Continuing Operations Before Income Tax, Non-controlling Interests and Income From Equity Investees	$(2,436)	$(1,887)	$(2,309)	$1,540	$1,138
Add (Deduct)
Fixed Charges	426	440	435	349	296
Capitalized Interest	(49)	(84)	(144)	(116)	(121)
Distributed Income From Equity Investees	139	83	77	226	204
Earnings as Defined	$(1,920)	$(1,448)	$(1,941)	$1,999	$1,517

Net Interest Expense	354	328	263	210	158
Capitalized Interest	49	84	144	116	121
Interest Portion of Rental Expense	23	28	28	23	17
Fixed Charges as Defined	$426	$440	$435	$349	$296

Ratio of Earnings to Fixed Charges	—	—	—	5.7	5.1

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$2,346	$1,888	$2,376	$—	$—